Exhibit 99.1

For immediate release Chennai, India, October 24, 2017

Sify reports Revenues of INR 4840 Million for Second Quarter of FY 2017-18
EBITDA for the Quarter stood at INR 716 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 4840 Million, an increase of 10% over the same quarter last year.

•	EBITDA for the quarter was INR 716 Million, an increase of 13% over the same quarter last year.

•	Net Profit for the quarter was INR 203 Million, an increase of 29% over the same quarter last year.

•	CAPEX during the quarter was INR 452 Million.

•	Cash balance at the end of the quarter was INR 2389 Million.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	September	September	June
	2017	2016	2017
Revenue	4,840	4,392	4,555

Cost of Revenues	(3,048)	(2,787)	(2,807)

Selling, General and Administrative Expenses	(1,076)	(971)	(1,049)

EBITDA	716	634	699

Depreciation and Amortisation expense	(525)	(432)	(461)

Net Finance Expenses	(73)	(82)	(92)

Other Income	85	37	28

Profit for the period	203	157	174

Reconciliation with Non-GAAP measure

Profit for the period	203	157	174
Add:
Depreciation and Amortisation expense	525	432	461

Net Finance Expenses	73	82	92
Less:
Other Income	(85)	(37)	(28)

EBITDA	716	634	699

Mr. Raju Vegesna, Chairman, said, “We have done well in this quarter despite the challenges faced by most Indian businesses due to the transition to the new tax regime. This reinforces our belief that the Indian IT market is on an upswing, and we remain determined to exploit the resulting opportunities.

Our products and services are being validated on multiple fronts. Our engagements with the Indian Enterprises validate the resilience of our products and services while those with the Government validate our capability to implement on a large scale”.

Mr. Kamal Nath, CEO, said, "Last quarter, we had announced our Vertical go-to-market strategy across all our business segments. I am happy to share that a mix of our Vertical strategy and our unique positioning as an ICT Services Provider and Integration partner for our clients, has resulted in sustained growth in order book, revenue and profitability. Our business-outcome oriented usage models for key Verticals, over and above our Services capabilities, will be a significant differentiator in our growth journey going forward”.

Mr. M P Vijay Kumar, CFO, said, “We continue to stay focused on cost efficiencies while at the same time investing in people and relevant skill sets to offer value added managed services around our infrastructure stack.

Our cash balance for the quarter was INR 2389 Million”.

Business Highlights

Telecom-centric services - Comprises managed data services on our domestic and international network and termination of voice calls over IP in our domestic and international partner networks.

•	Revenue for the Data and Managed services business grew 10% over the same quarter last year.

•	Investment in expanding the Network infrastructure continues

▪	Sify’s Domestic Network now reaches more than 1550 cities.

▪	The 7th Global PoP at Marseilles went live this quarter.

▪	Hyper Scale network now connects 45 Data Centers and Network Nodes and 6 Public and Private Cloud nodes

▪	The Global Capacity on the Sify network doubled over the last quarter.

•	Key wins during the quarter were from a Power Distribution company, a Public sector Insurance company, a Public sector Bank and a leading Hyper local eCommerce player. Other wins during the quarter include those from a large MSO, a leading Private Trust and a smaller Banking player.

•	There were two key wins in the network transformation and outsourcing category. A leading IT/ITES company entrusted Sify with its network and security consolidation- led network transformation.

•	A large single format European retailer awarded Sify a contract to manage the entire Wide Area Network, Security and Wireless LAN across their domestic retail footprint.

•	Sify won its first commercial contract for IOT Asset Tracking during the quarter.

Data Center-centric IT services - Comprises managed colocation services at Sify’s six Tier 3 data centers, cloud services, application-led services and technology integration-led services

•	Revenue from Data Center-centric IT services grew 24% over the same quarter last year.

•	Sify signed up 18 new customers during the quarter, including with India Post, a Power conglomerate, an Indian MNC, a housing finance company and a mobile engagement company.

•	Other key wins were from a pioneering online trading platform, an Infrastructure finance company, a GCC based remittance company, an upcoming health insurance provider, two Payment Gateway players, a Co-operative Bank and a Fintech Startup.

•	A large financial services company in India has contracted with Sify for complete strategic outsourcing and managed services, comprising of Data Center/DR Infrastructure services, Infra Integration services for DC Network, IT Infra Compute and Storage, Virtualization and Security services.

•	Sify signed 5 new national level Talent Management accounts for Applications Services. Sify signed two existing customers for Sify’s Cloud and Mobile solutions, and won a large order from the East for Safescrypt (Digital Certification).

•	Sify signed its first SAP S/4 Hana Implementation along with Cloud Infrastructure Hosting. Sify made 2 more customer acquisitions for SAP S/4 Hana.

•	Sify signed 3 large customers for SAP Digital Compliance Solutions.

•	Sify added 35 new clients for Technology-led Integration Services across Data Centre IT, Network Integration, Security and Collaboration Services.

•	An umbrella organisation for operating retail payments and settlement systems in India has contracted with Sify to expand and build Network and Security Infrastructure with technology from a leading Global partner.

•	A Central Government Department responsible for providing DC services to Key Government Ministries has contracted with Sify for a complete Technology Refresh of one of their Large Data Centers and for Managed Services.

•	Another Government of India department contracted to have their Data Center built by Sify. During this multi-year contract period, Sify will partner with Global Technology players to design, build and set up the DC, as well as offer Managed Services.

•	Sify has been conferred Gold Level of partnership for acceleration and security services from Akamai.

About Sify Technologies

Sify is the largest ICT service provider, systems integrator, and all-in-one network solutions company on the Indian subcontinent. We’ve also expanded to the United States, with headquarters in the heart of California’s Silicon Valley.

Over 8500 businesses have become Sify customers. We also partner with other major network operators to deliver global network solutions. Our customers can access Sify services via India’s largest MPLS network. Among the very few Enterprise class player in India, Sify, today has presence in 1500 cities in India and in North America, the United Kingdom and Singapore.

Sify, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2017, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	20:20 Media	Grayling Investor Relations

Mr. Praveen Krishna	Nikhila Kesavan	Shiwei Yin
Investor Relations & Public Relations	+91 9840124036	+1-646-284-9474
+91 44 22540777 (ext.2055)	nikhila.kesavan@2020msl.com	Shiwei.Yin@grayling.com
praveen.krishna@sifycorp.com